Filed by Entercom Communications Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Companies: Entercom Communications Corp. and CBS Radio Inc.
Date: August 16, 2017
This filing relates to a proposed business combination involving
Entercom Communications Corp. and CBS Radio Inc.
(Subject Company Commission File No.: 001-14461)

ENTERCOM + CBS RADIO

Delivering Local Connection on a National Scale

August 15, 2017

Disclaimer Forward-Looking Statements This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings. All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Form S-4 and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Additional Information Important Additional Information Will be Filed with the SEC Entercom will file with the SEC a registration statement on Form S-4, and a proxy statement on Schedule 14A that will also constitute a prospectus of Entercom (the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS). Participants in the Solicitation Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above. 2

The Power of Radio

Why Radio is Staged for a Renaissance • Recent emergence as America’s #1 Reach Medium - #1 daytime medium, least disrupted medium, best at local audience activation • Most undervalued medium with outstanding ROI - Advertisers routinely overlook and underweight radio - Adding radio to the media mix offers proven lift • Emerging growth catalysts - Entercom/CBS Radio merger creates strong industry leader and strong advocate with scale - Audio consumption is thriving with local radio as clear leader - Smart speakers are driving significant incremental listening - Advertisers growing increasingly disenchanted with highly disrupted media options

Radio is America’s #1 Reach Medium Radio Reaches More People vs. Other Mediums (1) (Weekly Reach in % of population) Adults P18-34 93% 92% 91% 89% 83% 79% 50% 44% 37% 35% Radio TV PC Smartphone Tablet 1 Nielsen Audio-State of the Media: Audio Today 2017

Over The Air Radio Leads Audio Share Of Time Spent With Audio (Gross Minutes) Radio Streaming Audio 93% 91% 88% 96% P35-49 P18-34 P50+ Adults 18+ 9% 12% 4% 4% 7% 9 out of every 10 minutes spent with audio is with over-the-air Radio vs. 1 in 10 minutes for streaming audio Source: Nielsen Comparable Metrics Report Q4 2016 / Adults = P18+ 6 Note: Streaming Audio accounts for listening via PC, Smartphone, and Tablet to content providers such as Pandora, Spotify, iHeartRadio, etc

Rise of Smart Speakers May Fuel Radio Audience Growth • eMarketer projects close to 36 million smart speaker users in 2017, up 129% YoY Reasons for Wanting a Smart Speaker at Home Listen to Music 90% Listen to News & Information 70% Discover New Music 53% Listen to Talk Radio/Sports Talk 44% Listen to Podcasts 40% Source: The Smart Audio Report from NPR and Edison Research 7

Leading Local Media and Entertainment Company

Creates Strong Industry Leader Transformative merger creates scale and resources to compete aggressively with other media for a significantly larger share of ad spending • #1 provider of live, original, local audio content in the U.S.: • Outstanding lineup of leading local brands, highly popular local personalities and content • Unrivaled Leader in Sports: Home to 50 pro teams, dozens of colleges, most of the country’s leading sports talk stations and personalities, and the CBS Sports Radio Network • Unrivaled Leader in News, including the most listened-to all-news stations in the U.S. • A leading player in digital, events, music and entertainment • Compelling financial profile with strong balance sheet, robust free cash flow generation and an attractive dividend • Track record of superior financial performance, successful integrations and significant shareholder value creation

Local Connection on a National Scale Nationwide footprint of 243 stations across 47 markets in U.S. Operate in all top 10 markets and 23 of the top 25 markets Leading local sports platform, home to 45 pro teams and 100+ popular local sports talk shows Leading news and talk radio platform Leading creator of live, original, local audio content on a national scale

Key Strategic Growth Drivers • Accelerating CBS Radio performance • Strong foundation of iconic local brands and leading personalities • Driving brands and ratings growth • Energized, focused leadership • Culture • Synergies • Scale • Enable national business development • Strategic partnerships and initiatives • Sports • Industry acceleration and rediscovery • Changing perceptions on most undervalued medium • Catalysts from shift in industry structure and weakening of competitive media • Digital and events • Free cash flow opportunities

Leading Local Sports Platform Largest local sports fan base in America • Home to 45 pro teams and numerous college athletic programs • 4,000+ live games per year • 100+ popular local sports talk shows • Must-listen, highly-engaging content with multi-generational loyal fan bases • CBS Sports Radio NetworkTM: National content syndicated to 300+ affiliated U.S. stations 12 Note: Representative sample of pro teams and college athletic programs; not a comprehensive list

Leading Creator of Live, Original, Local Audio Content Best Local Brands, Personalities and Shows in Key Markets • Best exclusive, popular local personalities and shows • Custom, curated music and entertainment experiences • AM/FM Radio is #1 source for new music discovery among millennials 13 Source: Nielsen State of the Media: Audio Today – Radio 2016; Nielsen Music 360 U.S. 2015

Strong, Growing Digital Platforms Over $100MM revenue with significant growth potential Expands reach and engagement with unique digital content Radio.com site and app: 250+ stations generating 24.5 million listening hours/week Play.it: Podcast network with 300+ titles and approximately 24 million streams and downloads per month Eventful: Local event discovery business with 26 million registered users and 9+ million monthly unique visitors DGital: A leading creator of premium, personality-based podcasts and other on- demand audio content Inclusion in 23 CBS Local market-focused portals “Smart Reach Digital” is Entercom’s digital agency offering a suite of marketing solutions Amplifies brand impact through social media integration with influential local on-air talent

Leading Creator of Live Original Events Providing Unique Experiences, Cultural Connection, Community • 4,500+ events per year • Epic gatherings: Big shows, big stars • Intimate performances: Big artists and small stages • Crafted food and beverage events • Supported by Eventful (digital local event discovery business) 15 Source: Nielsen Music 360 U.S. 2015

Substantial Cost Savings & Revenue Growth Opportunities • At least $25 million in expected annual cost synergies from consolidation of corporate overhead costs and local market cost savings Cost Synergies • Expected to be fully realized within 12-18 months post-close • Additional local synergy opportunities TBD • Leverage broader platform to drive accelerated revenue growth through: - Scale-driven business innovation - National sales development Revenue Opportunity - Expand verticals in sports, news and talk, and entertainment - Enhanced digital and events platform - Competing more effectively with other media Proven Integration Capabilities • Excellent track record of successful integration across dozens of transactions

ENTERCOM + CBS RADIO Delivering Local Connection on a National Scale August 15, 2017

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed combination with CBS Radio (as defined below); risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information has been and will be filed with the SEC

Entercom has filed with the SEC a registration statement on Form S-4, which will constitute a prospectus of Entercom, and a proxy statement relating to the special meeting of Entercom shareholders (together, the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio has filed with the SEC a registration statement on Form S-1 and Form S-4 that will constitute a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.